Filed Pursuant to Rule 424(b)(3)

Registration No. 333-222986

CNL STRATEGIC CAPITAL, LLC

SUPPLEMENT NO. 3 DATED JUNE 15, 2021

TO THE PROSPECTUS DATED APRIL 15, 2021

We are providing this Supplement No. 3 to you in order to supplement our prospectus dated April 15, 2021 (as supplemented to date, the “Prospectus”). This supplement provides information that shall be deemed part of, and must be read in conjunction with, the Prospectus. Capitalized terms used in this supplement have the same meanings in the Prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “Company” refer to CNL Strategic Capital, LLC.

Before investing in our shares you should read the entire Prospectus and this supplement, and consider carefully our investment objectives, risks, fees and expenses. You should also carefully consider the information disclosed in the section of the Prospectus captioned “Risk Factors” before you decide to invest in our shares.

The purpose of this supplement is to disclose the following:

•	to disclose the adjusted per share public offering price for each class of our shares;
•	to disclose information about our distributions;
•	to disclose the Company's net asset value for the month ended May 31, 2021;
•	to disclose an update to our Prospectus Summary;
•	to disclose an update to our Share Repurchase Program;
•	to disclose an update to Our Portfolio; and
•	to disclose certain return information for all outstanding classes of shares.

Public Offering Price Adjustment

On June 15, 2021, the Board approved the new per share public offering price for each share class in the Offering. The new public offering prices will be effective as of June 22, 2021 and will be used for the Company’s next monthly closing for subscriptions on June 30, 2021. As of the date of this supplement, all references throughout the Prospectus to the per share public offering price for each share class available in the Offering are hereby updated to reflect the new per share public offering prices stated in the table below. The purchase price for Class A, Class T, Class D, and Class I shares purchased under our distribution reinvestment plan will be equal to the net asset value per share as of May 31, 2021. The following table provides the new public offering prices and applicable upfront selling commissions and dealer manager fees for each share class available in the Offering:

	Class A	Class T	Class D	Class I
Public Offering Price, Per Share	$33.55	$32.05	$30.13	$31.06
Selling Commissions, Per Share	$2.01	$0.96
Dealer Manager Fees, Per Share	$0.84	$0.56

We have also posted this information on our website at www.cnlstrategiccapital.com. A subscriber may also obtain this information by calling us by telephone at (866) 650-0650.

Declaration of Distributions

The following table supplements the section entitled “Distribution Policy” which begins on page 48 of this Prospectus. On June 15, 2021, the Board declared cash distributions on the outstanding shares of all classes of our common shares based on a monthly record date, as set forth below:

Distribution Record Date	Distribution Payment Date	Declared Distribution Per Share for Each Share Class
		Class FA	Class A	Class T	Class D	Class I	Class S
July 29, 2021	August 10, 2021	$0.104167	$0.104167	$0.083333	$0.093750	$0.104167	$0.104167

Determination of Net Asset Value for Outstanding Shares for the month ended May 31, 2021

On June 15, 2021, the Board determined the Company’s net asset value per share for each share class in a manner consistent with the Company’s valuation policy, as described under "Determination of Net Asset Value" in this Prospectus. Class FA and Class S shares are not being offered in the Company’s current public offering (the “Offering”). Additionally, pursuant to our share repurchase program, we conduct quarterly share repurchases to allow our shareholders to sell all or a portion of their shares back to us at a price equal to the net asset value per share as of the last date of the month immediately prior to the repurchase date. The repurchase date for our next quarterly repurchase will be June 30, 2021. This table provides the Company’s aggregate net asset value and net asset value per share for its Class FA, Class A, Class T, Class D, Class I, and Class S shares as of May 31, 2021:

Month Ended May 31, 2021	Class FA	Class A	Class T	Class D	Class I	Class S	Total
Net Asset Value	$147,055,288	$37,003,503	$26,263,388	$17,061,349	$104,909,123	$57,154,029	$389,446,680
Number of Outstanding Shares	4,576,538	1,205,169	860,313	566,230	3,378,041	1,770,386	12,356,677
Net Asset Value, Per Share	$32.13	$30.70	$30.53	$30.13	$31.06	$32.28
Net Asset Value, Per Share Prior Month	$31.75	$30.36	$30.21	$29.80	$30.70	$31.89
Increase in Net Asset Value, Per Share from Prior Month	$0.38	$0.34	$0.32	$0.33	$0.36	$0.39

The increase in the Company’s net asset value per share for each applicable share class for the month ended May 31, 2021 was driven by increases in the fair value of five out of eight of the Company’s portfolio company investments.  The fair value of one of the Company’s portfolio company investments decreased and two did not change.

Prospectus Summary

The following disclosure supersedes and replaces the paragraph under the section “Prospectus Summary” entitled “Q: If you buy shares in this offering, how may you later sell them?” which appears on page 12 of the Prospectus.

Q:	If you buy shares in this offering, how may you later sell them?
A:	We do not intend to list any of our shares on any exchange or include them in any national quotation system and do not expect a public market to develop for our shares in the foreseeable future. Because of the lack of a trading market for our shares, shareholders may not be able to sell their shares promptly or at a desired price. If you are able to sell your shares, you may have to sell them at a discount to the purchase price of your shares. We have adopted a share repurchase program to conduct quarterly share repurchases, but only a limited number of shares are eligible for repurchase. The aggregate amount of funds under our share repurchase program will be determined on a quarterly basis in the sole discretion of our board of directors. During any calendar quarter, the total amount of aggregate repurchases will be limited to the aggregate proceeds from our distribution reinvestment plan during the previous quarter unless our board of directors determines otherwise. At the discretion of our board of directors, we may also use cash on hand, cash available from borrowings, and cash from the sale of assets as of the end of the applicable period to repurchase shares. Our share repurchase program also limits the total amount of aggregate repurchases of Class A, Class FA, Class T, Class D, Class S and Class I shares to up to 2.5% of our aggregate net asset value per calendar quarter (based on the aggregate net asset value as of the last date of the month immediately prior to the repurchase date) and up to 10% of our aggregate net asset value per year (based on the average aggregate net asset value as of the end of each of our trailing four quarters). The timing, amount and terms of our share repurchase program will include certain restrictions intended to ensure our ability to qualify as a partnership for U.S. federal income tax purposes. Our board of directors may amend or suspend the share repurchase program upon 30 days' prior notice to our shareholders. The repurchase price for your shares through the share repurchase program will generally be based on our most recently determined and published net asset value, and will not be based on any public trading market. To the extent the repurchase price for the applicable quarter is not made available by the tenth business day prior to the repurchase date, we may, in our sole discretion, extend the repurchase date into the immediately subsequent month to ensure such notice period is satisfied. Otherwise, no repurchase requests will be accepted for such quarter and shareholders who wish to have their shares repurchased the following quarter must resubmit their repurchase requests. All shares purchased by us pursuant to the terms of each repurchase will be retired and thereafter will be authorized and unissued shares. See "Share Repurchase Program."

Share Repurchase Program

The following disclosure supersedes and replaces the fifth paragraph under the section “Share Repurchase Program” which appears on page 168 of the Prospectus.

Our board of directors has the right to amend or suspend the share repurchase program to the extent it determines that it is in our best interest to do so, such as when redemption requests would place an undue burden on our liquidity, adversely affect our operations, risk having an adverse impact on us that would outweigh the benefit of redeeming our shares or risk our ability to qualify as a partnership for U.S. federal income tax purposes, upon 30 days' prior notice to our shareholders. If the share repurchase program is suspended, our board of directors will be required to consider at least quarterly whether the continued suspension of the share repurchase program is in the best interests of the Company and our shareholders. Our board of directors must affirmatively authorize the recommencement of the share repurchase program if it is suspended before shareholder requests will be considered again. Our board of directors shall not terminate the share repurchase program absent a liquidity event or where otherwise required by law. We may provide notice by including such information in a current report on Form 8-K or in our annual or quarterly reports, each of which are publicly filed with the SEC followed by a separate mailing to our investors. Moreover, the share repurchase program will terminate, and we no longer will accept shares for repurchase, if and when our shares are listed on a national securities exchange, are included for quotation in a national securities market or, in the sole determination of our board of directors, a secondary trading market for the shares otherwise develops. All shares to be repurchased under our share repurchase program must be (i) fully transferable and not be subject to any liens or other encumbrances and (ii) free from any restrictions on transfer. If we determine that a lien or other encumbrance or restriction exists against the shares requested to be repurchased, we will not repurchase any such shares.

The following disclosure supersedes and replaces the tenth paragraph under the section “Share Repurchase Program” which appears on page 169 of the Prospectus.

A shareholder who wishes to have shares repurchased must mail or deliver a written request on a form provided by us and executed by the shareholder, its trustee or authorized agent to the repurchase agent. The repurchase agent will be registered as a broker-dealer with the SEC and each state's securities commission at all times unless exempt from registration. In order to participate in a quarterly share repurchase, a shareholder’s repurchase request must be received by the repurchase agent on or prior to the last date of the month immediately prior to the Repurchase Date. With regard to a shareholder whose repurchase request which is not received by us on or before the last date of the month immediately prior to the Repurchase Date, such repurchase request will be retained by us for the immediate next available quarterly Repurchase Date (unless such request is otherwise withdrawn). Thereafter, such a shareholder must resubmit his or her repurchase request in subsequent quarters for his or her Shares to be repurchased.

Our Portfolio

The following supplements our disclosure under the section “Our Portfolio—Summarized Operating Data” which appears on page 98 of the Prospectus.

The following tables present unaudited summarized operating data for ATA Holding Company, LLC (“ATA”) for the three months ended March 31, 2021 and 2020, and the year ended December 31, 2020, and unaudited summarized balance sheet data as of March 31, 2021 and December 31, 2020:

Summarized Operating Data (Unaudited)

	Three Months Ended March 31,		Year Ended
	2021	2020	December 31, 2020
Revenues	$16,664,121	$12,763,291	$68,857,803
Expenses	(14,041,305)	(11,750,506)	(56,186,981)
Consolidated net income	2,622,816	1,012,785	12,670,822
Net income attributable to non-controlling interests	(157,738)	(71,744)	(340,802)
Net income	$2,465,078	$941,041	$12,330,020

Summarized Balance Sheet Data (Unaudited)

	March 31, 2021	December 31, 2020
Current assets	$12,231,671	$19,598,198
Non-current assets	19,627,872	20,053,408
Current liabilities	2,889,406	2,116,669
Non-current liabilities	5,179,443	5,263,166
Non-controlling interests	156,273	340,851
Stockholders’ equity	23,634,421	31,930,920

Return Information

The following table illustrates year-to-date (“YTD”), trailing 12 months (“One Year Return”), three year return, and cumulative total returns to May 31, 2021, with and without upfront sales load, as applicable:

	YTD Return(1)	1-Year Return(2)	3-Year Return(3)	Cumulative Total Return(4)	Cumulative Return Period
Class FA (no sales load)	8.9%	21.5%	45.0%	48.3%	February 7, 2018 - May 31, 2021
Class FA (with sales load)	1.9%	13.6%	35.5%	38.6%	February 7, 2018 - May 31, 2021
Class A (no sales load)	8.6%	20.6%	40.5%	42.1%	April 10, 2018 - May 31, 2021
Class A (with sales load)	-0.6%	10.3%	28.6%	30.0%	April 10, 2018 - May 31, 2021
Class I	8.8%	20.7%	41.2%	43.4%	April 10, 2018 - May 31, 2021
Class T (no sales load)	8.0%	18.7%	35.4%	35.6%	May 25, 2018 - May 31, 2021
Class T (with sales load)	2.9%	13.0%	29.0%	29.2%	May 25, 2018 - May 31, 2021
Class D	8.4%	19.7%	N/A	34.9%	June 26, 2018 - May 31, 2021
Class S (no sales load)	9.1%	22.1%	N/A	23.1%	March 31, 2020 - May 31, 2021
Class S (with sales load)	5.3%	17.8%	N/A	18.8%	March 31, 2020 - May 31, 2021

(1) For the period from January 1, 2021 to May 31, 2021.

(2) For the period from June 1, 2020 to May 31, 2021.

(3) For the period from May 1, 2018 to May 31, 2021.

(4) For the period from the date the first share was issued for each respective share class to May 31, 2021.

Total return is calculated for each share class as the change in the net asset value for such share class during the period and assuming all distributions are reinvested. Amounts are not annualized. The Company’s performance changes over time and currently may be different than that shown above. Past performance is no guarantee of future results. For details regarding applicable sales load, please see the “Plan of Distribution" section in the Company’s Prospectus. Class I and D have no upfront sales load.

For the year to date period ended May 31, 2021, distributions were paid 87.3% from reimbursable expense support and 12.7% from offering proceeds.  For the years ended December 31, 2020, 2019 and 2018, distributions were paid from multiple sources and these sources included net investment income before expense support of 42.3%, 61.7% and 85.2%, reimbursable expense support of 33.2%, 23.5% and 11.1%, and offering proceeds of 24.5%, 14.8% and 3.7%, respectively. For additional information regarding sources of distributions, please see the annual and quarterly reports the Company files with the Securities and Exchange Commission. The Company may be required to repay expense support to the Manager and Sub-Manager in future periods which may reduce future income available for distributions. As of the date of this current report, management believes that reimbursement of expense support is not probable under the terms of the Expense Support and Conditional Reimbursement Agreement.

We have also posted this information on our website at www.cnlstrategiccapital.com. A subscriber may also obtain this information by calling us by telephone at (866) 650-0650. The calculation of the Company’s net asset value is a calculation of fair value of the Company’s assets less the Company’s outstanding liabilities. For a discussion of how the fair values of the Company's investments have been impacted by the COVID-19 pandemic, please see Note 4. “Fair Value of Financial Instruments” in Item 1. “Financial Statements” in Part I of the Company’s quarterly report on Form 10-Q for the three months ended March 31, 2021. Please also see “Risk Factors—Risks Related to Our Business—The outbreak of highly infectious or contagious diseases, including the current outbreak of the novel coronavirus (“COVID-19”), could materially and adversely impact our business, our operating businesses, our financial condition, results of operations and cash flows. Further, the spread of COVID-19 pandemic has caused severe disruptions in the U.S. and global economy and financial markets and could potentially create widespread business continuity issues of an as yet unknown magnitude and duration.”